Exhibit 99.1

Fincera Inc.	Page 1
October 3, 2019

FOR IMMEDIATE RELEASE

Fincera Reports Second Quarter 2019 Financial Results
Shijiazhuang, Hebei Province, China – October 3, 2019 – Fincera Inc. (“Fincera” or the “Company”) (OTCQB: YUANF), a leading provider of internet-based financing and ecommerce services for small and medium-sized businesses (“SMBs”) and individuals in China, today reported financial results for the three-month period ended June 30, 2019.

2019 Second Quarter Financial Highlights
●
Income (revenue) for the three months ended June 30, 2019, was RMB348.9 million (US$50.8 million), a 27.9% decrease from RMB484.0 million in the prior-year period, as a result of a lack of debt assignment income being generated during the quarter.
●
Net income was RMB61.0 million (US$8.9 million) in the three months ended June 30, 2019, or RMB1.20 (US$0.18) per diluted share, compared to RMB132.0 million, or RMB2.59 per diluted share, in the prior-year period, primarily as a result of lower revenue being generated during the quarter ended June 30, 2019.

Operational Highlights
Loan transaction volume across all loan types for the second quarter of 2019 totaled approximately RMB6.86 billion (US$1.00 billion), compared to approximately RMB7.0 billion in the second quarter of 2018. The year-over-year decrease was primarily caused by pressure from Chinese regulators on lending platforms to decrease lending volume.

Operating Review
CeraVest, known as Qingyidai (轻易贷) in China, is the Company’s proprietary peer-to-peer (“P2P”) lending platform through which it offers individuals and small and medium-sized businesses (“SMBs”) short-term financing at competitive interest rates. Fincera offers three loan types to its customers via its CeraVest platform: 180-day term loans (the Company’s primary focus), 30-day lines of credit, and installment loans.

Fincera Inc.	Page 2
October 3, 2019

180-Day Term Loans (“Qingying”)
Fincera facilitates 180-day term loans that accrue interest at 4.25% (or 8.62% on an annualized basis) and are branded as Qingying. Fincera charges a facilitation fee between 2.5-5% depending on the type of the loan. The facilitation fee is collected by the Company while the investor holding the loan at maturity receives the entirety of the principal and interest payments. In addition, the borrower remits 10.0% of the principal loan balance to the Company as a security deposit that is refunded to the borrower upon timely repayment of principal and interest. In the event of delinquency, the Company keeps the security deposit as a one-time penalty fee and may assess additional penalties.

As of June 30, 2019, the Company has facilitated an aggregate of RMB33.49 billion (US$4.87 billion) in Qingying 180-day term loans.

During the second quarter of 2019, Fincera facilitated RMB4.6 billion (US$0.67 billion) in Qingying 180-day term loans.

30-day Lines of Credit (“Yueying”)
Fincera facilitates revolving credit lines that are interest-free to SMBs to help them fund their short-term working capital needs. Branded as Yueying, these credit lines have a 30-day billing cycle. Outstanding balances after the bill due date are considered delinquent and subject to certain penalties.

Similar to credit cards, Fincera’s credit lines assess no fees on borrowers as long as any outstanding balances are paid in full each month. A fee of between 1.6%-2.2% is charged to the merchants where the credit lines are used. When the credit line is successfully facilitated by the P2P lending platform, Fincera collects a portion of this fee as facilitation fee income. The remainder of the fee goes to the investor in the loan.

Credit line users are subject to an application and credit approval process and are required to provide guarantees and collateral. Merchants may use funds received from users to make payments to other users or merchants, or to cash out the funds via transfer to a bank account.

As of June 30, 2019, the Company has facilitated an aggregate of RMB63.99 billion (US$9.31 billion) in Yueying 30-day lines of credit transactions.

During the second quarter of 2019, Fincera facilitated RMB2.2 billion (US$0.32 billion) in Yueying 30-day lines of credit transactions.

Installment Loans (“Zhongying”)
Fincera facilitates installment loans, branded as Zhongying, that are utilized by borrowers primarily to fund purchases of trucks and consumer discretionary goods and services, with the borrowed purchase funds being transferred directly to the merchant via Fincera’s payment network. Based on the term of the loan and the type of purchase, Fincera charges a fee between 3.5%-8.9% to the merchants receiving the funds. Similar to Yueying, when the loan is successfully facilitated by the Company’s online P2P platform, Fincera collects a portion of this fee as facilitation fee income. The remainder of the fee goes to the investor of the loan in the form of interest payments. The loans require some borrowers to provide collateral to partially secure their obligations.

As of June 30, 2019, the Company has facilitated an aggregate RMB7.04 billion (US$1.02 billion) in Zhongying installment loans.

During the second quarter of 2019, Fincera facilitated RMB11.2 million (US$1.6 million) in Zhongying installment loans.
Update on Recent Business Disruptions
As previously announced in a press release on August 14, 2019, Fincera and other peer-to-peer lending businesses in the Hebei Province of China received requests from the Hebei provincial government to cease all P2P lending operations. Fincera has been extensively examined by the Hebei financial bureau since January 2018, which to this day has not shared findings or reports of any kind with the Company. Fincera is the largest Hebei-based company operating in the P2P lending industry, comprising over 90% of the province’s market with approximately RMB9.0 billion in unpaid principal balance. The Company continues to operate its business as usual but has found it difficult to expand its platform over the past 18 months since Chinese regulators began pressuring businesses to decrease lending volume.

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October 3, 2019

Fincera’s core competency is to provide financial services nationwide to small and medium-sized private enterprises, primarily in the transportation and logistics industry. The Company plans to continue this core business regardless of the underlying funding model.

At present, the Company believes its P2P platform is in line with national regulatory requirements, but is taking precautionary steps to potentially transform from a P2P funding model into an institutionally funded model due to the government’s recent regulatory actions on the P2P lending industry. The Company has already begun to conduct business negotiations with a number of financial institutions in this regard. The government has also encouraged banks to work with eligible enterprises. For example, the Company is working with XinWang Bank to explore funding alternatives.

The Company also previously announced a contingency plan to raise funds by selling the Kaiyuan Finance Center, which has an estimated value of over RMB4.0 billion. Mr. Yong Hui Li, Fincera’s Chairman and CEO, has publicly reaffirmed his intention to utilize his personal assets to support the Company, if necessary.

Management Commentary
Mr. Jason Wang, CFO of Fincera, stated, “Despite the industry headwinds caused by the government’s more stringent regulations on the peer-to-peer lending industry in China, we achieved over RMB6.86 billion in overall loan transactions in the second quarter of 2019 as Fincera’s online lending platform continues to serve investors, individuals, and small and medium-sized businesses in China. We remain confident in the long-term viability of our business and are committed to providing financial services nationwide to small and medium-sized private enterprises, primarily in the transportation and logistics industry. Fincera is competitive because it has developed a nationwide, mature service micro-enterprise model and a team that has 25 years of accumulated risk and management experience. This experience is a significant competitive advantage for Fincera and has proven itself over the years. We believe we can continue to operate our core business regardless of what underlying funding model is utilized and have taken steps to appropriately position the Company to adapt to whatever regulatory events may come to pass.”

Currency Conversion
This release contains approximate translations of certain RMB amounts into US$ for convenience. Unless otherwise noted, all translations from RMB to US$ are made at a rate of US$1.00 = RMB6.8747 on June 30, 2019, representing the certificated exchange rate published by the People’s Bank of China’s Monetary Policy Division. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Second Quarter 2019 Financial Results
Income (Revenues)
The table below sets forth certain line items from the Company’s Unaudited Consolidated Statement of Income as a percentage of income:

(in thousands)	Three months ended June 30, 2019		Three months ended June 30, 2018
	Amount	% of Revenue	Amount	% of Revenue	% Change
	RMB		RMB

Facilitation fee	207,100	59.4%	159,189	32.9%	30.1%
Interest income	30,302	8.7%	57,606	11.9%	(47.4%)
Service charges	—	—	19,171	4.0%	(100.0%)
Property lease and management	52,553	15.0%	51,879	10.7%	1.3%
Other income	58,963	16.9%	29,485	6.1%	100.0%
Debt assignment income	—	—%	166,621	34.4%	(100.0%)
Total income	348,918	100%	483,951	100%	(27.9%)

Fincera Inc.	Page 4
October 3, 2019

●
Total income for the three months ended June 30, 2019, was RMB348.9 million (US$50.8 million), a 27.9% decrease from RMB484.0 million in the prior-year period, as a result of a decrease in debt assignment income and interest income, which was partially offset by an increase in facilitation fees.

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Facilitation fees, which represent fees charged for matching borrowers with investors on the CeraVest platform, totaled RMB207.1 million (US$30.1 million) in the three months ended June 30, 2019, a 30.1% increase from RMB159.2 million in the prior-year period mainly due to transaction volume growth in the Company’s Qingying 180-day term loan product.

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Interest income, which mainly represents interest earned on loans to CeraVest borrowers and loans to other borrowers, totaled RMB30.3 million (US$4.4 million) in the three months ended June 30, 2019, compared to RMB57.6 million in the prior-year period, mainly due to certain offline borrowers defaulting on loans with large outstanding balances since the prior-year period. The Company stops accruing interest income for subsequent periods once a loan is in default.

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The Company recorded no service charges, which represent CeraPay transaction fees, in the three months ended June 30, 2019, which compares to RMB19.2 million in the prior-year period. Since July 2017, CeraPay loan transactions have been facilitated through the P2P lending platform; as a result, the service charges under the previous transaction process are now allocated as facilitation fees to the Company and as interest payable to investors of each loan once the facilitation is successful. Thus, the Company has not had this revenue item to report since the third quarter of 2018.

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Property lease and management revenues, consisting of revenue derived from the Kaiyuan Finance Center, which includes the Shijiazhuang Hilton Hotel and office leasing operations, totaled RMB52.6 million (US$7.6 million) in the three months ended June 30, 2019, compared to RMB51.9 million in the prior-year period. The slight increase was primarily due to higher occupancy rates and revenue from the Hilton Shijiazhuang Hotel. The Kaiyuan Finance Center’s occupancy rate was 88.8% during the three months ended June 30, 2019, compared to 89.0% in the prior-year period, as a result of increased competition in the leasing market in Shijiazhuang. The occupancy rate of the hotel was 61.0% for the three months ended June 30, 2019, compared to 56.0% in the prior-year period.

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Debt assignment income, which represents the receipt of fees when delinquent loans are sold to third parties, totaled zero in the three months ended June 30, 2019, compared to RMB166.6 million in the prior-year period, because the sales of delinquent loans to third parties during the second quarter resulted in a RMB12.0 million net loss that was instead classified to selling and marketing expense.

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Other income, which mainly consists of penalty and late fees across all loan types and is reduced by redeemed cash incentives that the Company provides to investors, totaled RMB59.0 million (US$8.6 million) in the three months ended June 30, 2019, an increase of 100.0% compared to the prior-year period, due to an increase in penalty and late fees collected from overdue loans as the Company continued strengthening its collection efforts.

Operating Costs and Expenses

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The Company’s operating costs and expenses decreased approximately 15.1% to RMB260.6 million (US$37.9 million) for the three months ended June 30, 2019, from RMB307.0 million in the prior-year period, mainly due to a significant decrease in provision for credit losses, which was partially offset by increases in marketing expense and selling and marketing expense. The provision for credit loss was lower compared to the prior-year period due to provision being taken for certain loans to some large offline borrowers that became delinquent during the prior-year period. Marketing expense did not see a reversal as it did during the three months ended June 30, 2018, during which time large amounts of underperforming loans were sold to third parties, resulting in the portion of provision for credit losses allocated to marketing expense being reversed. As a result, during the prior-year period, RMB54.3 million in marketing expense was reversed. In contrast, marketing expense totaled RMB1.2 million during the three months ended June 30, 2019. Selling and marketing expense increased approximately 178.9% to RMB101.5 million from RMB36.4 million in the prior-year period, due to increased expenses incurred from the new brokerage business model that was launched in April 2018 and losses from the sale of delinquent loans to third parties.

Income from Continuing Operations Before Income Taxes

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Income from continuing operations before income taxes totaled RMB88.3 million (US$12.8 million) during the three months ended June 30, 2019, compared to RMB177.0 million in the prior-year period, primarily as a result of the increased operating costs and expenses mentioned above.

Fincera Inc.	Page 5
October 3, 2019

Income from Discontinued Operations, Net of Taxes

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Income from discontinued operations, net of taxes, totaled RMB0.1 million (US$7,000) in the three months ended June 30, 2019, compared to income of RMB1.0 million in the prior-year period. The Company continues the winding down of its legacy truck-leasing business, which is classified as discontinued operations.

Net Income

●
Net income was RMB61.0 million (US$8.9 million) in the three months ended June 30, 2019, or RMB1.20 (US$0.18) per diluted share, compared to RMB132.0 million, or RMB2.59 per diluted share, in the prior-year period.

Balance Sheet Data / Highlights
At June 30, 2019, Fincera’s cash and cash equivalents (not including restricted cash) were RMB545.3 million (US$79.3 million), compared to RMB994.5 million at December 31, 2018.

Other financing receivables were RMB3.1 million (US$0.4 million) at June 30, 2019, compared to RMB11.9 million at December 31, 2018. As Fincera continues selling its old CeraPay loan products to CeraVest investors through its P2P lending platform or collecting payments from borrowers that have defaulted on those loans, the balance for other financing receivables will continue to decrease.

Total liabilities were RMB4.4 billion (US$641.0 million) and stockholders’ equity was RMB350.2 million (US$50.9 million) at June 30, 2019, compared to RMB4.6 billion and RMB363.6 million, respectively, at December 31, 2018. The decrease in liabilities was primarily due to a decrease of RMB150.6 million in financing payables to related parties. The decrease in stockholders’ equity was primarily a result of the Company paying a dividend during the second quarter of 2019. On May 22, 2019, the Company paid its first semi-annual dividend of $0.30 per share, which resulted in a total of US$14.7 million paid to shareholders.

About Fincera Inc.
Founded in 2005, Fincera Inc. (OTCQB: YUANF) provides innovative internet-based financing and ecommerce services for small and medium-sized businesses and individuals in China. The Company works with a network of brokers in 31 provinces, municipalities, and autonomous regions across China. Fincera’s primary service offerings include a credit advance/online payment-processing network and a web-based small business lending platform. The Company’s website is http://www.fincera.net. Fincera trades on the OTCQB venture stage marketplace for early stage and developing U.S. and international companies. OTCQB companies are current in their reporting and undergo an annual verification and management certification process.

Safe Harbor Statement
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to materially differ from those set forth in the forward-looking statements:

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legislation or regulatory environments, requirements, policies or changes affecting the financial services industry in China, including in the Hebei province, where Fincera is currently headquartered;

●
outcomes of any government or government-related reviews, inquiries, investigations, and related litigation, including the current inquiries by the Hebei financial bureau;

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changes in government policy generally, both in China and in the U.S. at both national and local levels;

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continued compliance with government regulations and policies;

●
the Company’s ability to obtain sufficient resources to continue providing access to capital for its customers;

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changing principles of generally accepted accounting principles;

●
fluctuations in consumer demand;

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management of rapid growth;

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general economic conditions;

Fincera Inc.	Page 6
October 3, 2019

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fluctuations in sales of commercial vehicles in China;

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China’s overall economic conditions and local market economic conditions;

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the Company’s business strategy and plans, including its ability to expand through strategic acquisitions, the establishment of new locations, the discontinuance of certain products and services, and the introduction of new products and services;

●
the Company’s ability to successfully integrate acquisitions;

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credit risk affecting the Company’s revenue and profitability, including its ability to manage the default risk of customers;

●
the results of future financing efforts; and

●
geopolitical events.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information, including forward looking statements, contained in this press release.

CONTACT	Investor Relations
At the Company	The Equity Group Inc.
Jason Wang	Carolyne Y. Sohn
Chief Financial Officer	Vice President
(858) 997-0680 / jcwang@fincera.net	(415) 568-2255 / csohn@equityny.com

Adam Prior
Senior Vice President
(212) 836-9606 / aprior@equityny.com

Fincera Inc.	Page 7
October 3, 2019

FINCERA INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except share and per share data)

	Three months ended June 30,			Six months ended June 30,
	2019	2019	2018	2019	2019	2018
	US$	RMB	RMB	US$	RMB	RMB

Income
Facilitation fee	30,125	207,100	159,189	56,722	389,946	287,545
Interest income	4,408	30,302	57,606	6,131	42,150	107,780
Service charges	—	—	19,171	—	—	19,396
Property lease and management	7,644	52,553	51,879	14,993	103,071	103,240
Other income	8,577	58,963	29,485	17,406	119,659	25,762
Debt assignment income	—	—	166,621	144	993	167,861
Total income	50,754	348,918	483,951	95,396	655,819	711,548

Operating Costs and Expenses (Income)
Interest expense	2,403	16,519	15,152	4,854	33,371	31,753
Interest expense, related parties	5,302	36,453	39,682	10,526	72,361	73,096
Provision for credit losses	3,209	22,060	178,122	7,394	50,832	171,242
Product development expense	2,883	19,817	19,161	6,232	42,843	38,995
Property and management cost	4,085	28,086	27,927	8,280	56,925	56,233
Marketing expense	180	1,238	(54,325)	157	1,080	(154,078)
Selling and marketing	14,763	101,491	36,395	31,038	213,375	82,577
General and administrative	5,087	34,975	44,887	10,369	71,287	99,572
Total operating costs and expenses	37,912	260,639	307,001	78,850	542,075	399,390

Income from continuing operations before income taxes	12,842	88,279	176,950	16,546	113,745	312,158
Income tax provision	3,979	27,356	46,001	5,153	35,427	80,416
Income from continuing operations	8,864	60,294	130,949	11,393	78,319	231,742

Income (loss) from discontinued operations, net of taxes	7	50	1,009	(22)	(154)	3,723
Net income	8,871	60,974	131,958	11,370	78,165	235,465

Earnings per share
Basic
Continuing operations	0.18	1.25	2.68	0.23	1.60	4.80
Discontinued operations	0.00	0.00	0.02	0.00	0.00	0.08
	0.18	1.25	2.70	0.23	1.60	4.87

Diluted
Continuing operations	0.18	1.20	2.57	0.23	1.55	4.80
Discontinued operations	0.00	0.00	0.02	0.00	0.00	0.08
	0.18	1.20	2.59	0.23	1.55	4.88

Weighted average shares outstanding
Basic	48,912,645	48,912,645	48,875,359	48,910,784	48,910,784	48,305,162
Diluted	50,561,170	50,561,170	50,912,788	50,522,816	50,522,816	50,438,934

Fincera Inc.	Page 8
October 3, 2019

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share data)

	June 31,		December 31,
	2019		2018
	US$	RMB	RMB
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	79,314	545,259	994,489
Restricted cash	203	1,393	714
Loans, net	371,613	2,554,726	2,260,982
Other financing receivables, net	446	3,067	11,868
Prepaid expenses and other current assets	14,000	96,249	79,313
Current assets of discontinued operations	5,526	37,992	38,433
Total current assets	471,102	3,238,686	3,385,799

Property, equipment and leasehold improvements, net	185,883	1,277,893	1,301,114
Deferred tax assets, net	28,393	195,195	219,355
Long-term loans, net	3,992	27,441	23,021
Other long-term asset	782	5,374	—
Non-current assets of discontinued operations	1,878	12,910	14,966

Total assets	692,030	4,757,499	4,944,255

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities

Dividends payable	9,477	65,150	—
Short-term bank borrowings (including short-term bank borrowings of the consolidated VIEs without recourse to Fincera of RMB640,000 and RMB678,772 as of June 30, 2019 and December 31, 2018, respectively)	93,095	640,000	678,772
Long-term bank borrowings, current portion	12,801	88,000	86,000
Financing payables, related parties (including financing payables, related parties of the consolidated VIEs without recourse to Fincera of RMB1,975,670 and RMB2,129,374 as of June 30, 2019 and December 31, 2018, respectively)	300,868	2,068,378	2,218,974
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to Fincera of RMB170,274 and RMB235,541 as of June 30, 2019 and December 31, 2018, respectively)	147,501	1,014,025	973,147
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Fincera of RMB24,396 and RMB90,389 as of June 30, 2019 and December 31, 2018, respectively)	8,169	56,156	108,386

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FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS - CONTINUED
(in thousands except share and per share data)

	June 30,		December 31,
	2019		2018
	US$	RMB	RMB
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIEs without recourse to Fincera of nil and RMB70 as of June 30, 2019 and 2018, respectively)	1,483	10,203	10,352
Total current liabilities	573,394	3,941,912	4,075,631

Non-current liabilities
Long-term bank borrowings	66,912	460,000	505,000
Other long-term liability	782	5,374	—
Total liabilities	641,088	4,407,286	4,580,631

Commitments and Contingencies

Stockholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued – none	—	—	—
Ordinary shares - $0.001 par value authorized – 1,000,000,000 shares; issued and outstanding – 48,914,075 shares at June 30, 2019; issued and outstanding – 48,908,860 shares at December 31, 2018	49	336	336
Additional paid-in capital	117,931	810,741	902,316
Statutory reserves	27,059	186,022	186,022
Accumulated deficit	(94,097)	(646,886)	(725,050)
Total stockholders’ equity	50,942	350,213	363,624

Total liabilities and stockholders’ equity	692,030	4,757,499	4,944,255